# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innate Pharma SA, CIK 0001598599
CUSIP: 45781K105
Title of class of securities: Ordinary Shares, Euro 0.05 nominal value per share
Address of issuer's principal executive offices: 117, Avenue de Luminy, Marseille, France (I0), 13009
Date of event which requires filing of this statement: 04/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001121404

## Reporting persons
- SANOFI: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); sole voting power 8,345,387; shared voting power 0; sole dispositive power 8,345,387; shared dispositive power 0; aggregate amount beneficially owned 8,345,387 (9.05% of the class)
  Comment: The percentage is based on 92,157,148 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of April 25, 2025, as reported by the Issuer.

## Item 1. Issuer
Name of issuer: Innate Pharma SA
Address of issuer's principal executive offices: 117, Avenue de Luminy, 13009 Marseille, France

## Item 2. Person Filing
Name of person filing: Sanofi
Address of principal business office or, if none, residence: 46, avenue de la Grande Armee, 75017 Paris, France
Citizenship: The Republic of France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,345,387 shares
Percent of class: 9.05
Sole power to vote or to direct the vote: 8,345,387 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 8,345,387 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Sanofi-Aventis Participations SAS 8,345,387 shares 9.05%
The shares are held of record by Sanofi-Aventis Participations SAS, the reporting person's indirect, wholly owned subsidiary.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response of the Reporting Person to Item 6 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SANOFI: /s/ Alexandra Roger, Alexandra Roger, Head of Legal Corporate and Finance (04/29/2025)
Comment: *Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.